

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 31, 2008

Mr. Gary T. Krenek
Senior Vice President and Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, TX 77094

> **Re:** **Diamond Offshore Drilling, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **DEF 14A Filed April 2, 2008**
> **File No. 001-13926**

Dear Mr. Krenek:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1 – Business

Competition, page 7

1.   Please expand your disclosure to include a discussion of the competitive conditions effecting your business including the identity of the particular markets

in which you compete, an estimate of the number of competitors, your competitive position, your principal methods of competition, and positive and negative factors pertaining to the competitive position of the registrant, if known or reasonably available. Refer to Item 101(c)(1)(vi) of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data

Footnote 1 – Currency Translation, page 64

2.   We note your disclosure that you report currency translation adjustments as a component of "other income (loss)" within your statement of operations. Please tell us your basis for including currency translation adjustments in net income as opposed to other comprehensive income. Refer to paragraph 13 of FAS 52.

In your response, please tell us the separate components of your foreign currency exchange gains of $2.9 million and $10.3 million for the years ended December 31, 2007 and 2006, respectively, including translation adjustments, transaction gains (losses) and gains (losses) from the settlement of foreign currency future exchange contracts.

Schedule 14A filed April 2, 2008

3.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Election of Directors, page 6

4.   We note that Mr. Tisch is also the CEO of Loews Corporation. State the amount of time that Mr. Tisch devotes to the business of Diamond. If he spent 100%, or nearly 100%, of his time on Diamond matters, then report all of the compensation he receives from Loews in the appropriate place in your Schedule 14A. Refer to interpretation 217.08 of the Regulation S-K Compliance & Disclosure Interpretations that may be found on our website. In addition, describe the principal business activities of Loews.

5.   You must provide a complete biography for each Director for the past five years. Specify the months and year that Mr. Fabrikant became the CEO and President of SEACOR Holdings, Inc., Mr. Hoffman became the Senior Vice President of Loews, and Mr. Troubh became a financial consultant.

Compensation Discussion and Analysis

Objectives and Compensation Philosophy, page 12

6.   Identify the companies that make up the peer group that you refer to. Discuss how you use the third party data that you gather to establish compensation. For example, if true, state whether you target overall compensation, or any specific element of compensation, to a certain percentage of the compensation paid by the members of your peer group.

Elements of Compensation, page 12

7.   You indicate that you evaluate individual performance in the context of your performance and your past compensation policies and practices. In addition, on page 15 you state that bonuses and incentive compensation awards are earned and paid based on the annual performance of the individual and the company. Identify the actual individual performance factors or goals that you consider and discuss whether, for each named executive officer, he or she met those goals. If you consider company performance measures other than budgeted EBITDA, describe them.

Base Salary, page 13

8.   We note your statement that you consider Mr. Tisch's employment with Loews in setting his base salary. Expand this statement to explain how you arrived at the salary you pay him in light of his employment with Loews. Provide a discussion of how you determine each element of Mr. Tisch's compensation in light of his employment by Loews and the amount of time he devotes to your business.

Potential Payments upon Termination, page 21

9.   Describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits upon termination. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director